Exhibit 99.2

STATUTEN		ARTICLES OF ASSOCIATION

der		of

Veraxa Biotech AG (Veraxa Biotech SA) (Veraxa Biotech Ltd)		Veraxa Biotech AG (Veraxa Biotech SA) (Veraxa Biotech Ltd)

mit Sitz in Zürich / Schweiz		having its registered office in Zurich / Switzerland

I.	Firma, Sitz, Dauer und Zweck der Gesellschaft	I.	Company name, registered office, duration and purpose of the company

Artikel 1 – Firma und Sitz		Article 1 – Corporate Name and Registered Office

Unter der Firma		Under the name

Veraxa Biotech AG (Veraxa Biotech SA) (Veraxa Biotech Ltd)		Veraxa Biotech AG (Veraxa Biotech SA) (Veraxa Biotech Ltd)

besteht für unbeschränkte Dauer eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Zürich (die “Gesellschaft”).		a joint-stock corporation according to art. 620 et seq. of the Swiss Code of Obligations (“CO”) exists for an unlimited period, having its registered office in Zurich (the “Company”).

Artikel 2 – Zweck		Article 2 – Purpose

Zweck der Gesellschaft ist die Beteiligung an anderen Unternehmen im Bereich des mikrofluidischen Screenings von diagnostischen oder therapeutischen Antikörpern sowie der chemischen oder rekombinanten Modifizierung, Formatierung, Validierung, präklinischen und/oder klinischen Entwicklung und Vermarktung im In- und Ausland sowie deren strategische Führung.		The purpose of the Company is to participate in other companies in the field of microfluidic screening of diagnostic or therapeutic antibodies as well as chemical or recombinant modification, formatting, validation, preclinical and/or clinical development and marketing in Switzerland and abroad, as well as to strategically manage these companies.

Die Gesellschaft kann Beteiligungen erwerben, halten, verwalten und veräussern und bei Unternehmen, an denen sie beteiligt ist, Dienstleistungen erbringen. Die Gesellschaft kann im In- und Ausland Zweigniederlassungen und Tochtergesellschaften errichten. Die Gesellschaft kann Dritten, einschliesslich Gesellschaften, an denen sie direkt oder indirekt beteiligt ist, sowie direkten oder indirekten Aktionären der Gesellschaft oder Gesellschaften, an denen diese direkten oder indirekten Aktionäre der Gesellschaft direkt oder indirekt beteiligt sind, Darlehen oder andere Finanzierungen gewähren, mit solchen Dritten Cash-Pooling-Verträge abschliessen und für deren Verbindlichkeiten Sicherheiten aller Art bestellen und Garantien abgeben, in jedem Fall ob gegen Entgelt oder nicht und auch wenn diese Rechtsgeschäfte im ausschliesslichen Interesse der Dritten liegen. Die Gesellschaft kann im In- und Ausland Grundstücke erwerben, verwalten, belasten und veräussern. Die Gesellschaft kann jede weitere Tätigkeit ausüben, welche mit den erwähnten Zwecken direkt oder indirekt zusammenhängt.		The Company may acquire, hold, manage, and dispose of investments and provide services to companies in which it holds a participation. The Company may establish branches and subsidiaries in Switzerland and abroad. The Company may grant loans or other financing to third parties, including companies in which it holds a direct or indirect participation, as well as direct or indirect shareholders of the Company or companies in which these direct or indirect shareholders of the Company hold a direct or indirect participation, enter into cash pooling agreements with such third parties, and provide all types of security and guarantees for their liabilities, in each case whether for consideration or not and even if these legal transactions are in the exclusive interest of the third parties. The Company may acquire, manage, encumber, and dispose of real estate in Switzerland and abroad. The Company may carry out any other activities directly or indirectly related to the aforementioned purposes.

II.	AKTIENKapital	II.	Share Capital

Artikel 3 – Aktienkapital und Aktien		Article 3 – Share Capital and Shares

Das Aktienkapital beträgt CHF 1’248’634 + 50/453 und ist eingeteilt in 141’407’813 Namenaktien zu je CHF 100/11’325 Nennwert. Die Aktien sind vollständig liberiert.		The share capital amounts to CHF 1,248,634 + 50/453 and is divided into 141,407,813 registered common shares with a par value of CHF 100/11,325 each. The shares are paid up in full.

Artikel 3a – Bedingtes Aktienkapital für Aktionärsoptionen 1		Article 3a – Conditional Capital for Shareholders’ Options 1

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 459’424 erhöht durch Ausgabe von höchstens 52’029’768 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 100/11’325 durch Ausübung von Rechten oder Anwartschaften auf Erwerb von Aktien (Erwerbsrechte), welche: (a) in Verbindung mit Anleihens- oder ähnlichen Instrumenten, einschliesslich Wandel- oder Optionsanleihen, Darlehen oder anderer Finanzierungsinstrumente, der Gesellschaft oder von Konzerngesellschaften (zusammen nachfolgend “aktiengebundene Finanzierungsinstrumente” genannt) eingeräumt oder auferlegt werden; oder (b) an beliebige Personen (seien es Aktionäre oder Dritte) eingeräumt werden (nachfolgend “Warrants” genannt).		The share capital of the Company may be increased by up to CHF 459’424 by the issue of up to 52’029’768 fully-paid-up registered shares with a par value of CHF 100/11’325 each by exercising rights or entitlements to acquire shares (acquisition rights), which are: (a) granted or imposed in connection with bonds or similar instruments, including convertible bonds or bonds with warrants, loans or other financing instruments, of the Company or of consolidated subsidiaries (hereinafter collectively the “Equity-Linked Financing Instruments”), or (b) granted to any persons (whether shareholders or third parties) (hereinafter referred to as “Warrants”).

Das Bezugsrecht der Aktionäre ist ausgeschlossen.		Existing shareholders’ subscription rights are excluded.

Der Verwaltungsrat ist ermächtigt, bei der Ausgabe von aktiengebundenen Finanzierungsinstrumenten und bei Warrants das Vorwegzeichnungsrecht der Aktionäre zu beschränken oder aufzuheben im Zusammenhang mit (a) der Finanzierung (einschliesslich Refinanzierung) des Erwerbs von Unternehmen, Unternehmensteilen, Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft oder (b) der Emission auf nationalen oder internationalen Kapitalmärkten oder der Ausgabe an einen oder mehrere strategische Investoren oder Finanzinvestoren.		The Board of Directors is authorized, when issuing Equity-Linked Financing Instruments and Warrants to restrict or cancel shareholders’ advance subscription rights in connection with (a) the financing (including refinancing) of the acquisition of companies, parts of companies, participations or new investment projects of the Company, or (b) the issue on national or international capital markets or to one or more strategic or financial investors.

Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind (i) die aktiengebundenen Finanzierungsinstrumente zu Marktbedingungen zu platzieren, (ii) die Ausübungsfrist der Wandelrechte auf höchstens zwanzig Jahre und jene der Optionsrechte auf höchstens zehn Jahre ab dem Zeitpunkt der Emission (oder einer Neufestsetzung der Bedingungen) anzusetzen und (iii) der Wandel- oder Ausübungspreis oder die Berechnungsmethode eines solchen Preises für die neuen Aktien entsprechend Marktbedingungen und -praxis im Zeitpunkt der Emission der aktiengebundenen Finanzierungsinstrumente, der Neufestsetzung der Bedingungen oder der Ausgabe von neuen Aktien festzulegen.		Insofar as the right of advance subscription is excluded, the following conditions shall apply: (i) the Equity-Linked Financing Instruments are to be placed at market conditions; (ii) the exercise period of the conversion rights is to be set at a maximum of 20 years and that of the option rights at a maximum of 10 years from the date of the issue (or of a resetting of the terms and conditions); and (iii) the conversion or exercise price or the calculation methodology for such price for the new shares is to be set in line with market conditions and practice prevailing at the time of the issue of the Equity-Linked Financing Instruments, of a resetting of the terms and conditions, or of the new shares.

Die Erwerbsrechte sind mittels schriftlicher Mitteilung an die Gesellschaft oder in einer anderen vom Verwaltungsrat festgelegten Form auszuüben.		Acquisition Rights shall be exercised by way of written notice to the company or in another form as determined by the board of directors.

Artikel 3b – Bedingtes Aktienkapital für Aktionärsoptionen 2	Article 3b – Conditional Capital for Shareholders’ Options 2

Das Aktienkapital wird im Maximalbetrag von CHF 44’152 durch Ausgabe von höchstens 5’000’214 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 100/11’325 erhöht durch Ausübung von Optionsrechten, welche in Verbindung mit der Fusion der Gesellschaft Aktionären der übertragenden Gesellschaft eingeräumt werden.

The Company’s share capital shall be increased by a maximum amount of CHF 44,152 through the issuance of not more than 5,000,214 registered common shares with a par value of CHF 100/11,325 each by the exercise of option rights which are granted to shareholders of the transferring company in connection with the merger of the Company.

Das Vorwegzeichnungsrecht und das Bezugsrecht der Aktionäre sind diesbezüglich ausgeschlossen. Der Ausgabebetrag der neuen Namenaktien entspricht mindestens dem Nominalwert und wird in bar oder Verrechnung liberiert. Der Verwaltungsrat regelt die übrigen Bedingungen und Voraussetzungen für die Ausübung der Optionsrechte.

The pre-emptive rights and subscription rights of shareholders are excluded. The issue price of the new registered shares shall at least correspond to the par value and shall be paid in cash or by offsetting of claims. The Board of Directors shall determine the other conditions and prerequisites of the exercise of the options.

Die Ausübung der Optionsrechte und des Verzichts auf diese Rechte erfolgt schriftlich oder elektronisch. Die elektronische Ausübung oder der elektronische Verzicht bedürfen keiner qualifizierten elektronischen Signatur.

The exercise of the option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Artikel 3c – Bedingtes Aktienkapital für Mitarbeiter- und Berateroptionen	Article 3c – Conditional Capital for Employee and Advisory Options

Das Aktienkapital wird im Maximalbetrag von CHF 120’376 durch Ausgabe von höchstens 13,632,582 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 100/11’325 erhöht durch Ausübung von Optionsrechten, welche zwecks Beteiligung von Mitarbeitern (einschliesslich Geschäftsleitung und Verwaltungsrat) und Beratern der Gesellschaft und / oder deren Tochtergesellschaften eingeräumt werden.

The Company’s share capital shall be increased by a maximum amount of CHF 120,376 through the issuance of not more than 13,632,582 registered common shares with a par value of CHF 100/11’325 each by the exercise of option rights granted to employees (including members of the Board of Directors and the persons entrusted with management of the Company (the “Executive Board”) and advisors of the Company and / or its subsidiaries.

Das Vorwegzeichnungsrecht und das Bezugsrecht der Aktionäre sind diesbezüglich ausgeschlossen. Die Beteiligung erfolgt gemäss durch den Verwaltungsrat zu erlassenden Reglementen (Mitarbeiterbeteiligungspläne).

The pre-emptive rights and subscription rights of shareholders are excluded. The Board of Directors shall prepare plans for the allocation of such option rights (employee stock option plans).

Der Ausgabebetrag wird vom Verwaltungsrat festgelegt, wobei dieser mindestens dem Nominalwert entsprechen muss.	The issue price shall be determined by the Board of Directors and at least correspond to the par value.

Die Ausübung der Optionsrechte und des Verzichts auf diese Rechte erfolgt schriftlich oder elektronisch. Die elektronische Ausübung oder der elektronische Verzicht bedürfen keiner qualifizierten elektronischen Signatur.

The exercise of the option rights and the waiver of these rights shall be in writing or electronically. The electronic exercise or waiver does not require a qualified electronic signature.

Artikel 3d – Kapitalband		Article 3d – Capital Band

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 31. Dezember 2030 das derzeitige Aktienkapital der Gesellschaft durch die Ausgabe von maximal 70’662’564 Namenaktien mit einem Nennwert von je CHF 100/11’325 um nominal maximal CHF 623’952 zu erhöhen, wobei die obere Grenze des Kapitalbands nominal CHF 1’871’856 und die untere Grenze nominal CHF 1’247’904 beträgt. Mehrfache Erhöhungen (auch in Teilbeträgen) im Rahmen des Kapitalbands, der Befristung und der nachfolgenden Bestimmungen sind zulässig.

The Board of Directors is authorised to increase the current share capital of the Company at any time until 31 December 2030 by a maximum nominal amount of CHF 623,952 by issuing a maximum of 70,662,564 registered shares with a par value of CHF 100/11,325 each (common shares), whereby the upper limit of the capital band is nominally CHF 1,871,856 and the lower limit is nominally CHF 1,247,904. Multiple increases (also in instalments) within the framework of the capital band, the time limit and the following provisions are permitted.

Der Verwaltungsrat legt den Ausgabebetrag, die Art der Einlagen, den Zeitpunkt der Ausgabe, die Bedingungen der Bezugsrechtsausübung und den Beginn der Dividendenberechtigung fest. Dabei kann der Verwaltungsrat neue Aktien mittels Festübernahme durch eine Bank oder einen anderen Dritten und anschliessenden Angebots an die bisherigen Aktionäre ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu beschränken oder auszuschliessen. Nicht ausgeübte Bezugsrechte kann der Verwaltungsrat verfallen lassen oder diese bzw. die Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, zu Marktkonditionen platzieren oder anderweitig im Interesse der Gesellschaft verwenden.

The Board of Directors shall determine the amount of share capital to be issued, the type of contribution, the date of issue, the conditions governing the exercise of subscription rights and the commencement of dividend entitlement. The Board of Directors may issue new shares which are underwritten by a bank or other third party and subsequently offered to existing shareholders. The Board of Directors is authorised to restrict or to prohibit trading in the subscription rights to the new shares. In the event of subscription rights not being exercised, the Board of Directors may, at its discretion, either allow such rights to expire worthless, or place them or the shares to which they entitle their holders either at market prices or in some other manner commensurate with the interests of the Company.

Der Verwaltungsrat ist ermächtigt, die Be-zugsrechte der Aktionäre zu entziehen oder zu beschränken und Bezugsrechte einzelnen Aktionären oder Dritten zuzuweisen:		The Board of Directors is authorized to withdraw or limit the subscription rights of shareholders and to allocate subscription rights to individual shareholders or third parties:

(i)	sofern die Aktien für die Übernahme von Unternehmen, Unternehmensteilen oder Beteiligungen oder für die Finanzierung oder Refinanzierung solcher Transaktionen, die Umwandlung von Darlehen oder Wertschriften in Aktien, die Finanzierung von neuen Investitionsvorhaben der Gesellschaft, den Erwerb oder die Finanzierung von Produkten, geistigem Eigentum oder Lizenzen oder die Finanzierung von strategischen Initiativen verwendet werden;	(i)	of the new shares being used to acquire companies, parts thereof or participations, or for the financing or refinancing of such transactions, for the conversion of loans or securities into shares, for the financing of new investment projects undertaken, the acquisition or financing of products, intellectual property or licenses, or the financing of strategic initiatives undertaken by the Company;

(ii)	sofern die Aktien zum Zwecke der Erweiterung des Aktionärskreises im Zusammenhang mit der Kotierung der Aktien an einer Börse, um den Streubesitz zu erhöhen, oder zur Beteiligung von strategischen Partnern verwendet werden;	(ii)	of the new shares being used either to extend the shareholder base [in conjunction with the listing of the shares on any stock exchange] to increase the free float or for investment by strategic partners;

(iii)	im Fall nationaler oder internationaler (auch privater) Platzierung von Aktien zu Marktkonditionen; oder	(iii)	of the new shares being placed nationally or internationally (including by way of private placement) at market conditions;

(iv)	sofern die Aktien zum Zwecke einer raschen und flexiblen Beschaffung von Eigenkapital, welche ohne Beschränkung oder Ausschluss des Bezugsrechts nur schwer oder zu schlechteren Bedingungen möglich wäre.	(iv)	the new shares being issued for the for the purpose of raising equity capital in a swift and flexible manner, where such raising of capital would be difficult or would only be possible at less favorable conditions if the subscription rights to the new shares were not restricted or withdrawn.

Artikel 4 – Form der Aktien	Article 4 – Form of Shares

Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung) oder als Bucheffekten ausgestalten.

The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertified securities within the meaning of the CO (as amended from time to time) or intermediated securities.

Die Übertragung von Bucheffekten und die Bestellung von Sicherheiten an Bucheffekten richten sich nach den Bestimmungen des Bucheffektengesetztes. Die Gesellschaft kann als Bucheffekten ausgestaltete Aktien aus dem entsprechenden Verwahrungssystem zurückziehen.

The transfer of intermediated securities and furnishing of collateral in intermediated securities must conform with the regulations of the Intermediated Securities Act. The Company may withdraw shares issued as intermediated securities from the respective custody system.

Wertrechte können, sofern keine Bucheffekten geschaffen werden, nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft.

Uncertified securities may only be transferred by way of assignment provided that they are not registered as intermediated securities. In order to be valid, the assignment must be reported to the Company.

Der Aktionär kann von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über seine Namenaktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Wertpapieren oder Umwandlung von in bestimmter Form ausgegebenen Namenaktien in eine andere Form.

A shareholder may at any time request from the Company the issuance of a confirmation regarding his or her registered shares. However, the shareholder is not entitled to the printing or delivery of securities or to the conversion of registered shares issued in a specific form into another form.

Die Gesellschaft kann jederzeit Wertpapiere (Einzelurkunden, Zertifikate oder Globalurkunden) ausgeben oder ihre Namenaktien von einer Form in eine andere Form umwandeln sowie ausgegebene Wertpapiere, die bei ihr eingeliefert werden, annullieren.

The Company may issue securities (individual share titles, certificates or global certificates) or convert its registered shares from one form into another form at any time, as well as cancel issued securities that are returned to the Company.

Werden Aktientitel ausgegeben, so müssen sie von mindestens einem Mitglied des Verwaltungsrats unterschrieben sein.	If share certificates are issued, they must be signed by at least one member of the Board of Directors.

Artikel 5 – Zerlegung und Zusammenlegung von Aktien	Article 5 – Splitting and Consolidation of Shares

Die Generalversammlung kann bei unverändert bleibendem Aktienkapital durch Statutenänderung jederzeit Namenaktien in solche von kleinerem Nennwert zerlegen oder zu solchen von grösserem Nennwert zusammenlegen.

By amending the Articles of Association, the Meeting of Shareholders is authorized at any time – with unchanged share capital – to split shares into shares with lower par value or to consolidate shares into shares with higher par value.

Artikel 6 – Aktienbuch	Article 6 – Share Register

Der Verwaltungsrat führt ein Aktienbuch, in welches die Eigentümer, Nutzniesser und Nominees mit Namen und Adressen bzw. bei juristischen Personen mit Firma und Sitz eingetragen werden. Im Verhältnis zur Gesellschaft gilt als Aktionär, Nutzniesser oder Nominee, wer im Aktienbuch eingetragen ist. Adressänderungen sind der Gesellschaft zu melden.	The Board of Directors maintains a share register, which lists the name and address respectively, in case of legal entities, the company name and the registered office, of the owners, usufructuaries or nominees of the shares. Only those registered in the shareholders’ register shall be recognized as shareholders, usufructuaries or nominees towards the Company. Address changes shall be notified to the Company.

Ist die Eintragung eines Erwerbers aufgrund falscher Angaben erfolgt, kann dieser nach Anhörung vom Verwaltungsrat aus dem Aktienbuch gestrichen werden.			The Board of Directors may, after having heard the concerned owner of the shares, cancel entries which were based on untrue information.

Der Verwaltungsrat regelt die Zuständigkeiten für die Führung des Aktienbuches sowie die Voraussetzungen der Anerkennung von Personen als Aktionär oder Nutzniesser oder Nominee mit oder ohne Stimmrecht sowie deren Eintragung im Aktienbuch.

The Board of Directors regulates the responsibilities of the maintenance of the share register as well as the requirements for the recognition of persons as shareholders or usufructuaries or nominees with or without voting rights and their entry in the share register.

Der Verwaltungsrat gibt in der Einladung zur Generalversammlung das für die Teilnahme und Stimmberechtigung massgebende Stichdatum der Eintragung im Aktienbuch bekannt.			In the invitation to the Meeting of Shareholders, the Board of Directors announces the cut-off date for registration in the share register which is decisive for participation and voting rights.

III.	Organe der Gesellschaft		III.	CORPORATE BODIES

Die Organe der Gesellschaft sind:			The corporate bodies of the Company are:

	A.	Die Generalversammlung		A.	The Meeting of Shareholders

	B.	Der Verwaltungsrat		B.	The Board of Directors

	C.	Die Revisionsstelle		C.	The Auditors

A.	Generalversammlung		A.	The meeting of shareholders

Artikel 7 – Befugnisse			Article 7 – Powers

Oberstes Organ der Gesellschaft ist die Generalversammlung der Aktionäre. Sie hat folgende unübertragbaren Befugnisse:			The Meeting of Shareholders is the supreme body of the Company. It has the following non-transferrable powers:

	1.	die Festsetzung und Änderung der Statuten;		1.	to adopt and amend the Articles of Association;

	2.	die Wahl der Mitglieder des Verwaltungsrates, der Revisionsstelle, des Präsidenten des Verwaltungsrats, der Mitglieder des Vergütungsausschusses und des unabhängigen Stimmrechtsvertreters;		2.	to elect the members of the Board of Directors, the Auditors, the chairman of the Board of Directors, the members of the compensation committee and the independent proxy;

	3.	die Genehmigung des Lageberichtes und der Konzernrechnung;		3.	to approve the management report and the consolidated financial statements;

	4.	die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantieme;		4.

to approve the annual accounts and to determine the allocation of the balance sheet profits, in particular the determination of dividends and shares of profit paid to members of the Board of Directors;

5.	die Beschlussfassung über die Ausrichtung und Festsetzung einer Zwischendividende sowie die Genehmigung des dafür erforderlichen Zwischenabschlusses;	5.	to pass resolutions concerning the distribution and determination of an interim dividend and the approval of the interim financial statements required for this purpose;

6.	die Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;	6.	to pass resolutions concerning the repayment of the statutory capital reserve;

7.	die Entlastung der Mitglieder des Verwaltungsrates und mit der Geschäftsführung betrauten Personen;	7.	to discharge the members of the Board of Directors and the Executive Board;

8.	die Dekotierung der Beteiligungspapiere der Gesellschaft;	8.	to delist the equity securities of the Company;

9.	die Genehmigung der Vergütung des Verwaltungsrates und der Geschäftsleitung und des Beirats; und	9.	to approve the compensation of the Board of Directors, the Executive Board and board of advisors; and

10.	die Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat oder die Revisionsstelle vorgelegt werden.	10.	to pass resolutions concerning all matters which are reserved to the authority of the Meeting of Shareholders by law or by the Articles of Association or which are presented to it by the Board of Directors or the Auditors.

Artikel 8 – Einberufung und Traktandierung		Article 8 – Convocation and Agenda Items

Die ordentliche Generalversammlung ist jährlich innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres abzuhalten. Ausserordentliche Generalversammlungen werden so häufig wie nötig einberufen, insbesondere in den vom Gesetz vorgesehenen Fällen.

The annual Meeting of Shareholders shall be held within six months after closing of the business year. Extraordinary Meetings of Shareholders shall be called as often as necessary, in particular if provided for by law.

Die Generalversammlung ist spätestens 20 Tage vor dem Versammlungstag durch schriftliche Mitteilung per Brief oder E-Mail an die im Aktienbuch eingetragene Adresse jedes einzelnen Aktionärs und allfälliger Nutzniesser oder durch Publikation im Schweizerischen Handelsblatt (SHAB) einzuberufen. Die Einberufung erfolgt durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle. Das Einberufungsrecht steht auch den Liquidatoren und den Vertretern der Anleihensgläubiger zu.

The Meeting of Shareholders shall be called no later than 20 days prior to the date of the meeting in writing by letter or e-mail to the address of each individual shareholder and usufructuary recorded in the share register or by way of announcement in the Swiss Commercial Gazette (SHAB). The meeting shall be called by the Board of Directors or, if required, by the Auditors. The liquidators and the representatives of the bondholders also have the convening right.

Die Einberufung einer Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens 5 Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden. Sie müssen die Einberufung schriftlich verlangen. Die Verhandlungsgegenstände und Anträge müssen im Begehren enthalten sein.

		A Meeting of Shareholders may also be convened by one or more shareholders who together represent at least 5 percent of the share capital or votes. They must request the convocation in writing. The items on the agenda and the proposals must be included in the request.

Aktionäre, die zusammen mindestens 0.5 Prozent des Aktienkapitals oder der Stimmen vertreten, können die Traktandierung eines Verhandlungsgegenstands verlangen. Das schriftliche Traktandierungsgesuch hat mindestens 40 Tage vor der Generalversammlung bei der Gesellschaft einzutreffen.		Shareholders collectively representing at least 0.5 percent of the share capital or votes may request that an item be included on the agenda. The written request for an item to be placed on the agenda must be received by the Company at least 40 days before the Meeting of Shareholders.

In der Einberufung sind bekanntzugeben:		The notice convening the meeting shall state:

1.	das Datum, der Beginn, die Art und der Ort der Generalversammlung;	1.	the date, the beginning, the type and the place of the Meeting of Shareholders;

2.	die Verhandlungsgegenstände;	2.	the items on the agenda;

3.	die Anträge des Verwaltungsrats gegebenenfalls die Anträge der Aktionäre samt kurzer Begründung;	3.	the motions of the Board of Directors, if any, the motions of the shareholders, together with a brief statement of the reasons therefor;

4.	gegebenenfalls der Name und die Adresse des unabhängigen Stimmrechtsvertreters.	4.	if applicable, the name and address of the independent proxy.

Der Verwaltungsrat stellt sicher, dass die Verhandlungsgegenstände die Einheit der Materie wahren, und legt der Generalversammlung alle Informationen vor, die für ihre Beschlussfassung von Bedeutung sind. Er darf die Verhandlungsgegenstände in der Einberufung summarisch darstellen, sofern er den Aktionären weiterführende Informationen elektronisch zugänglich macht.

		The Board of Directors shall ensure that the items on the agenda preserve the cohesion of subject matter and shall present to the Meeting of Shareholders all information that is of significance for its decision-making. It may summarize the items on the agenda in the notice of the meeting, provided that it makes further information available to the shareholders electronically.

Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können unter Vorbehalt der Bestimmungen über die Universalversammlung keine Beschlüsse gefasst werden; ausgenommen sind Anträge auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung und auf Wahl einer Revisionsstelle. Dagegen bedarf es zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung keiner vorherigen Ankündigung.

Subject to the provisions governing the plenary meeting, no resolutions may be passed on items not announced in the manner outlined above, save for motions to convene an extraordinary Meeting of Shareholders, to conduct a special investigation and to elect an auditor. No advance notice is required to propose motions with respect to agenda items duly notified in advance and to debate agenda items without passing any resolution.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind den Aktionären der Geschäftsbericht und gegebenenfalls der Revisionsbericht zugänglich zu machen.		The annual report and, if applicable, the audit report shall be made available to the shareholders no later than 20 days before the Meeting of Shareholders.

Der Verwaltungsrat teilt ihnen mit, wie sie Zugang zu diesen Dokumenten erlangen können.	The Board of Directors shall inform them on how to obtain access to these documents.

Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm diese rechtzeitig zugestellt werden.	If the documents are not accessible electronically, each shareholder may request that they be sent to him or her in due time.

Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär während eines Jahres nach der Generalversammlung von der Gesellschaft verlangen, dass ihm der Geschäftsbericht in der von der Generalversammlung genehmigten Form sowie gegebenenfalls den Revisionsbericht zugestellt werden.

If the documents are not accessible electronically, each shareholder may, for a period of one year after the Meeting of Shareholders, request the Company to send him or her the annual report in the form approved by the Meeting of Shareholders and, if applicable, the audit report.

Artikel 9 – Universalversammlung und Zirkularbeschluss	Article 9 – Universal Meeting and Circular Resolution

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten.	The owners or representatives of all the Company’s shares may, if no objection is raised, hold a Meeting of Shareholders without complying with the formal requirements for convening meetings.

In dieser Versammlung kann über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände gültig verhandelt und Beschluss gefasst werden, solange die Eigentümer oder Vertreter sämtlicher Aktien daran teilnehmen.

As long as the owners or representatives of all shares are present or represented at such meeting, all matters which fall within the competence of the Meeting of Shareholders may validly be discussed and resolved upon.

Die Generalversammlung kann ebenfalls ohne Einhaltung der für die Einberufung geltenden Vorschriften abgehalten werden, wenn die Beschlüsse auf schriftlichem Weg auf Papier oder in elektronischer Form erfolgen, sofern nicht ein Aktionär oder dessen Vertreter die mündliche Beratung verlangt.

The Meeting of Shareholders may also be held without complying with the formal requirements for convening meetings if the resolutions are passed in writing on paper or in electronic form, unless a shareholder or his or her representative requests oral deliberation.

Artikel 10 – Tagungsort	Article 10 – Venue

Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung.	The Board of Directors shall determine the venue of the Meeting of Shareholders.

Durch die Festlegung des Tagungsortes darf für keinen Aktionär die Ausübung seiner Rechte im Zusammenhang mit der Generalversammlung in unsachlicher Weise erschwert werden.	The determination of the venue shall not make it inappropriately difficult for any shareholder to exercise his or her rights in connection with the Meeting of Shareholders.

Die Generalversammlung kann an verschiedenen Orten im In- oder Ausland gleichzeitig durchgeführt werden. Die Voten der Teilnehmer müssen in diesem Fall unmittelbar in Bild und Ton an sämtliche Tagungsorte übertragen werden.

The Meeting of Shareholders may be held simultaneously at various locations in Switzerland or abroad. In this case, the votes of the participants must be transmitted directly in sound and vision to all meeting locations.

Die Generalversammlung kann auch im Ausland durchgeführt werden.		The Meeting of Shareholders may also be held abroad.

Der Verwaltungsrat kann vorsehen, dass Aktionäre, die nicht am Ort der Generalversammlung anwesend sind, ihre Rechte auf elektronischem Weg ausüben können.		The Board of Directors may provide that shareholders who are not present at the venue of the Meeting of Shareholders may exercise their rights by electronic means.

Artikel 11 – Virtuelle Generalversammlung		Article 11 – Virtual Meeting of Shareholders

Eine Generalversammlung kann mit elektronischen Mitteln ohne physischen Tagungsort durchgeführt werden (virtuelle Generalversammlung).		The Meeting of Shareholders may be held by electronic means without a meeting venue (virtual Meeting of Shareholders).

Der Verwaltungsrat regelt die Verwendung der elektronischen Mittel. Er stellt sicher, dass		The Board of Directors determines the use of electronic means. It ensures that

1.	die Identität der Teilnehmer feststeht;	1.	the identity of the participants is established;

2.	die Voten in der Generalversammlung unmittelbar übertragen werden;	2.	the votes in the Meeting of Shareholders are transmitted directly;

3.	jeder Teilnehmer Anträge stellen und sich an der Diskussion beteiligen kann;	3.	each participant can make motions and take part in the discussion;

4.	das Abstimmungsergebnis nicht verfälscht werden kann.	4.	the voting results cannot be falsified.

Treten während der Generalversammlung technische Probleme auf, sodass die Generalversammlung nicht ordnungsgemäss durchgeführt werden kann, so muss sie wiederholt werden. Beschlüsse, welche die Generalversammlung vor dem Auftreten der technischen Probleme gefasst hat, bleiben gültig.

		If technical problems occur during the Meeting of Shareholders so that the Meeting of Shareholders cannot be held properly, it must be repeated. Resolutions passed by the Meeting of Shareholders before the occurrence of such technical problems shall remain valid.

Artikel 12 – Vorsitz und Protokoll; Teilnahme der Mitglieder des Verwaltungsrates		Article 12 – Chairperson and Minutes; Participation of the Members of the Board

Den Vorsitz der Generalversammlung führt der Präsident oder ein anderes Mitglied des Verwaltungsrates. Die Person, die den Vorsitz in der Generalversammlung führt, muss kein Aktionär sein. Ist kein Mitglied des Verwaltungsrates anwesend, wählt die Generalversammlung einen Tagesvorsitzenden. Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen.

The Meeting of Shareholders shall be chaired by the President of the Board of Directors or by another member of the Board of Directors. The person chairing the meeting does not need to be a shareholder. If no member of the Board of Directors is present, the Meeting of Shareholders elects a chairperson of the day. The Chairperson of the Meeting of Shareholders designates the secretary and the scrutineer who do not need to be shareholders.

Der Verwaltungsrat sorgt für die Führung des Protokolls. Dieses Protokoll hält fest:		The Board of Directors shall ensure that minutes are taken. The minutes shall record:

1.	das Datum, den Beginn und das Ende sowie die Art und den Ort der Generalversammlung;	1.	the date, the beginning and the end, as well as the type and the place of the Meeting of Shareholders;

2.	Die Anzahl, die Art, den Nennwert und die Kategorie der vertretenen Aktien, unter Angabe der Aktien, die vom unabhängigen Stimmrechtsvertreter vertreten werden;	2.	the number, type, par value and category of shares represented, specifying the shares represented by the independent proxy;

3.	die Beschlüsse und die Wahlergebnisse;	3.	the resolutions and the election results;

4.	die in der Generalversammlung gestellten Begehren um Auskunft und die darauf erteilten Antworten;	4.	the requests for information made at the Meeting of Shareholders and the answers given thereto;

5.	die von den Aktionären zu Protokoll gegebenen Erklärungen;	5.	the statements made by the shareholders for the record;

6.	relevante technische Probleme, die bei der Durchführung der Generalversammlung auftreten.	6.	relevant technical problems encountered in the conduct of the Meeting of Shareholders.

Das Protokoll ist vom Vorsitzenden der Generalversammlung und vom Protokollführer zu unterzeichnen. Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von 30 Tagen nach der Generalversammlung zugänglich gemacht wird.		The minutes shall be signed by the Chairperson of the Meeting of Shareholders and the keeper of the minutes. Any shareholder may request that the minutes be made available to him or to her within 30 days of the Meeting of Shareholders.

Die Mitglieder des Verwaltungsrates sind berechtigt, an der Generalversammlung teilzunehmen. Sie können Anträge stellen.		The members of the Board of Directors are entitled to attend the Meeting of Shareholders. They may make motions.

Artikel 13 – Stimmrecht und Vertretung		Article 13 – Voting Right and Proxy

Jede Aktie verfügt, unabhängig von ihrem Nennwert, über eine Stimme. Die Rechte an den Aktien sind unteilbar.		Each share shall be entitled to one vote, regardless of its nominal value. The shares are not divisible.

Jeder stimmberechtigte Aktionär kann seine Aktien in der Generalversammlung selbst vertreten oder durch den unabhängigen Stimmrechtsvertreter, einen Vertreter seiner Wahl (der nicht Aktionär sein muss) auf Grundlage einer schriftlichen Vollmacht oder den gesetzlichen Vertreter ausüben lassen.

Each shareholder entitled to vote may represent his or her shares at the Meeting of Shareholders or may have them represented by the independent proxy, a representative of his or her choice (who do not need to be a shareholder) based on a written power of attorney or its legal representative.

Der unabhängige Stimmrechtsvertreter wird von der Generalversammlung für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und kann wiedergewählt werden. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter oder ist der unabhängige Stimmrechtsvertreter verhindert, bezeichnet der Verwaltungsrat den unabhängigen Stimmrechtsvertreter für die nächste Generalversammlung.		The independent proxy shall be elected by the Meeting of Shareholders for a term of office until completion of the next annual Meeting of Shareholders and shall be eligible for re-election. If the Company does not have an independent proxy or if the independent proxy is unable to attend, the Board of Directors shall appoint the independent proxy for the next Meeting of Shareholders.

Artikel 14 – Beschlussfassung		Article 14 – Resolutions

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen, soweit das Gesetz oder die Statuten es nicht anders bestimmen, mit der absoluten Mehrheit der vertretenen Aktienstimmen. Bei Stimmengleichheit gilt ein Antrag als abgelehnt. Dem Vorsitzenden steht kein Stichentscheid zu.

Unless otherwise provided by law or the Articles of Association, the Meeting of Shareholders passes resolutions and conducts elections by an absolute majority of all votes represented. In the event of a tie, a motion shall be deemed rejected. The Chairperson of the Meeting of Shareholders does not have the casting vote.

Bevor ein Beschluss nach Artikel 7 Ziffer 3 und 4 dieser Statuten gefasst werden kann, muss der Generalversammlung der Revisionsbericht vorliegen. Die Revisionsstelle muss an der Generalversammlung anwesend sein.

Before passing a resolution according to Article 7 Sections 3 and 4 of these Articles of Association, the audit report must be available to the Meeting of Shareholders. The Auditors must be present at the Meeting of Shareholders.

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel (66⅔%) aller an der Generalversammlung vertretenen Aktienstimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

		A resolution passed by at least two thirds (66⅔%) of the votes represented at the meeting and the majority of the aggregate nominal value of the shares represented is required for:

1.	die Änderung des Gesellschaftszwecks;	1.	the change of the Company’s purpose;

2.	die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionäre erforderlich ist;	2.	the consolidation of shares, insofar as this does not require the consent of all shareholders affected;

3.	die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung von Forderungen und die Gewährung von besonderen Vorteilen;	3.	a capital increase against the Company’s equity, against contributions in kind, or by offsetting receivables, as well as the granting of special privileges;

4.	die Umwandlung von Partizipationsscheinen in Aktien;	4.	the conversion of participation certificates into shares;

5.	die Einschränkung oder Aufhebung des Bezugsrechts;	5.	any limitation or withdrawal of subscription rights;

6.	die Einführung eines bedingten Kapitals oder eines Kapitalbands;	6.	the introduction of a conditional capital or a capital band;

7.	die Beschränkung der Übertragbarkeit von Namenaktien;	7.	the restriction of the transferability of registered shares;

8.	die Einführung von Stimmrechtsaktien;	8.	the creation of shares with privileged voting rights;

9.	den Wechsel der Währung des Aktienkapitals;	9.	the change of currency of the share capital;

	10.	die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;		10.	the introduction of the casting vote of the Chairperson in the Meeting of Shareholders;

	11.	eine Statutenbestimmung zur Durchführung der Generalversammlung im Ausland;		11.	a provision in the Articles of Association for the holding of the Meeting of Shareholders abroad;

	12.	die Verlegung des Sitzes der Gesellschaft;		12.	the change of the registered office of the Company;

	13.	die Dekotierung der Beteiligungspapiere der Gesellschaft;		13.	the delisting of the shares of the Company;

	14.	die Einführung einer statutarischen Schiedsklausel; und		14.	the introduction of an arbitration clause in the Articles of Association; and

	15.	die Auflösung der Gesellschaft mit oder ohne Liquidation.		15.	the dissolution or liquidation of the Company.

Statutenbestimmungen, die für die Fassung bestimmter Beschlüsse grössere Mehrheiten als die vom Gesetz vorgeschriebenen festlegen, können nur mit dem vorgesehenen Mehr eingeführt, geändert oder aufgehoben werden.

Should the Articles of Association contain provisions which set higher majorities than those provided for by law for the adoption of certain resolutions, such provisions may be introduced, amended or repealed only with such higher majority.

Im Übrigen richten sich die Befugnisse und die Organisation der Generalversammlung, soweit die Statuten nicht etwas anderes festlegen, nach den gesetzlichen Vorschriften.			Further, unless the Articles of Association provide otherwise, the powers and organization of the Meeting of Shareholders are governed by the law.

B.	Verwaltungsrat		B.	Board of Directors

Artikel 15 – Organisation			Article 15 – Organization

Der Verwaltungsrat besteht aus bis zu sieben Mitgliedern.			The Board of Directors shall consist of up to seven members.

Vorbehältlich der Wahl des Präsidenten des Verwaltungsrats und der Mitglieder des Vergütungsausschusses durch die Generalversammlung konstituiert sich der Verwaltungsrat selber. Er bezeichnet den Sekretär, der dem Verwaltungsrat nicht angehören muss. Ist das Präsidium des Verwaltungsrats vakant, bezeichnet der Verwaltungsrat aus seiner Mitte einen Präsidenten für die verbleibende Amtsdauer.

Except for the election of the chairman of the Board of Directors and the members of the compensation committee by the Meeting of the Shareholders, the Board of Directors constitutes. It appoints a secretary who does not need to be a member of the Board of Directors. If the office of the chairman of the Board of Directors is vacant, the Board of Directors shall appoint a chairman from among its member for the remaining term of office.

Der Verwaltungsrat kann im Rahmen seiner Zuständigkeit und Befugnisse Reglemente erlassen. Solche Reglemente können für wichtige Entscheide des Verwaltungsrates auch qualifizierte Präsenz- und Zustimmungsquoren vorsehen.

Within its responsibilities and powers, the Board of Directors may enact Board Regulations. Such Board Regulations may provide for qualified attendance quorums and qualified majority thresholds for important decisions of the Board of Directors.

Artikel 16 – Bestellung	Article 16 – Appointment

Die Mitglieder des Verwaltungsrates, der Präsident des Verwaltungsrats sowie die Mitglieder des Vergütungsausschusses werden durch die Generalversammlung jeweils einzeln für die Dauer von einem Jahr bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt. Wiederwahl ist zulässig.

The members of the Board of Directors, the chairman of the Board of Directors and the members of the compensation committee are elected individually by the Meeting of Shareholders for a term of office of one year until completion of the next annual Meeting of Shareholders. Re-election is permissible.

Neugewählte treten in die Amtsdauer derjenigen Mitglieder ein, die sie ersetzen.	Newly elected members take over the term of office of the members whom they replace.

Artikel 17 – Sitzungen und Beschlussfassung	Article 17 – Meetings and Resolutions

Sitzungen des Verwaltungsrates werden durch den Präsidenten oder, im Verhinderungsfalle, durch ein anderes Mitglied mittels schriftlicher Mitteilung (Brief oder E-Mail) so häufig einberufen, wie es die Geschäfte erfordern. Jedes Mitglied kann unter Angabe der Gründe vom Präsidenten die unverzügliche Einberufung einer Sitzung verlangen.

Meetings of the Board of Directors shall be called by its President or, if he/she is prevented from doing so, by any other member, by means of written notification (letter or e-mail) as often as business matters require. Any member may request the President to call a meeting without delay, subject to stating the grounds for such requests.

Die Einberufung des Verwaltungsrates hat mindestens 10 Tage vor dem Sitzungstage zu erfolgen. In dringenden Fällen kann diese Frist verkürzt werden.	A meeting of the Board of Directors shall be called at least 10 days prior to the day of the meeting. This period may be shortened in cases of urgency.

Der Verwaltungsrat fasst seine Beschlüsse an Sitzungen mit Tagungsort (einschliesslich über Telefon-, Video- oder Computerkonferenz oder andere direkte Kommunikationsmittel) oder unter Verwendung elektronischer Mittel, in sinngemässer Anwendung der Artikel 701c–701e OR, oder auf schriftlichem Weg auf Papier oder in elektronischer Form, sofern nicht ein Mitglied die mündliche Beratung verlangt. Im Fall der Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich; vorbehalten bleibt eine anderslautende, schriftliche Festlegung des Verwaltungsrats.

The Board of Directors passes its resolutions at meetings with a venue (including meetings held by telephone, video or computer conference or other means of direct communication) or, by using electronic means, applying Articles 701c–701e CO mutatis mutandis, or in writing on paper or electronically, unless a member requests that it be debated orally. If the resolution is passed electronically, no signature is required, unless the Board of Directors specify a different requirement in writing.

An Sitzungen (einschliesslich über Telefon-, Video- oder Computerkonferenz oder andere elektronische Mittel) kann der Verwaltungsrat gültig Beschlüsse fassen, falls die Mehrheit seiner Mitglieder anwesend ist oder mittels Telefon-, Video- oder Computerkonferenz oder anderer elektronischer Mittel teilnimmt, soweit nicht ein anderes Anwesenheitsquorum im Organisationsreglement statuiert ist. Kein Präsenzquorum ist erforderlich, wenn ausschliesslich die Durchführung einer Kapitalerhöhung, Nachliberierung oder Kapitalherabsetzung oder eines Wechsels der Währung des Aktienkapitals festzustellen und die anschliessend vorzunehmende Statutenänderung zu beschliessen ist (insbes. Art. 634b, 652g, 653g, 653u und 653o OR).

The Board of Directors may pass resolutions at meetings (including meetings held by telephone, video or computer conference or other electronic means), if the majority of its members are present or participate via telephone, video or computer conference or other electronic means, unless a different quorum is stipulated in the Board Regulations. There is no need for a quorum, if only the implementation of an increase of capital, a subsequent payment of capital or a decrease of capital or a change of the currency of the share capital and the corresponding amendment of the Articles of Association is determined (in particular art. 634b, 652g, 653g, 653u and 653o CO).

Soweit nicht ein höheres Zustimmungsquorum in einem entsprechenden Organisationsreglement festgelegt ist, fasst der Verwaltungsrat seine Beschlüsse mit dem absoluten Mehr der abgegebenen Stimmen. Bei Stimmengleichheit hat der Vorsitzende den Stichentscheid.

Unless higher majority thresholds are set forth in the Board Regulations, the Board of Directors passes its resolutions by an absolute majority of the votes cast. In the event of a tie, the chairperson of the Meeting of the Board of Directors has the casting vote.

Über die Verhandlungen und Beschlüsse ist ein Protokoll zu führen, das vom Vorsitzenden und vom Sekretär unterzeichnet wird.		The discussions and the resolutions of the Board of Directors shall be recorded in minutes, which shall be signed by the Chairperson of the Meeting of the Board of Directors and the secretary.

Artikel 18 – Recht auf Auskunft und Einsicht		Article 18 – Right of Information and Inspection

Jedes Mitglied des Verwaltungsrates kann Auskunft über alle Angelegenheiten der Gesellschaft verlangen.		Any member of the Board of Directors may request information about all matters relating to the Company.

In den Sitzungen sind alle Mitglieder des Verwaltungsrates sowie die mit der Geschäftsführung betrauten Personen zur Auskunft verpflichtet.		At the meetings, all members of the Board of Directors and the Executive Board are obliged to provide information.

Ausserhalb der Sitzungen kann jedes Mitglied von den mit der Geschäftsführung betrauten Personen Auskunft über den Geschäftsgang und, mit Ermächtigung des Präsidenten, auch über einzelne Geschäfte verlangen.

Outside of the meetings, every member may ask the members of the Executive Board for information about the course of business and, with the authorization of the President, about individual transactions.

Soweit es für die Erfüllung einer Aufgabe erforderlich ist, kann jedes Mitglied dem Präsidenten beantragen, dass ihm Bücher und Akten vorgelegt werden.		Insofar as is necessary to carry out a duty, any member may ask the President for books of account and files to be submitted to him or her.

Weist der Präsident ein Gesuch auf Auskunft, Anhörung oder Einsicht ab, so entscheidet der Verwaltungsrat.		If the President refuses a request for information, consultation or inspection, the Board of Directors shall decide.

Regelungen oder Beschlüsse des Verwaltungsrates, die das Recht auf Auskunft und Einsichtnahme der Verwaltungsräte erweitern, bleiben vorbehalten.		The foregoing is without prejudice to regulations or resolutions by the Board of Directors which extend the right of information and inspection on the part of members of the Board of Directors.

Artikel 19 – Befugnisse		Article 19 – Powers

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:		The Board of Directors has the following non-transferrable and inalienable duties:

1.	die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;	1.	to ultimately manage the Company and issue the necessary directives;

2.	die Festlegung der Organisation;	2.	to determine the Company’s organization;

3.	die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie die Finanzplanung, sofern dies für die Führung der Gesellschaft notwendig ist;	3.	to structure the accounting system, the financial controls and, to the extent necessary for the management of the Company, the financial planning;

4.	die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;	4.	to appoint and remove the members of the Executive and the persons entrusted with the representation of the Company;

5.	die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;	5.	to exercise the ultimate supervision over the Executive Board, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;

6.	die Erstellung des Geschäftsberichtes, des Vergütungsberichts sowie gegebenenfalls weiterer Berichte gemäss Gesetz;	6.	to prepare the annual report, the compensation report and, if necessary, other reports in accordance with the law;

7.	die Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse; und	7.	to prepare the Meeting of Shareholders and to implement its resolutions; and

8.	die Einreichung eines Gesuchs um Nachlassstundung und die Benachrichtigung des Gerichts im Falle der Überschuldung.	8.	to file a petition for debt-restructuring moratorium and to notify the court in case of over-indebtedness.

Der Verwaltungsrat ist zudem in allen Angelegenheiten und für alle Beschlüsse zuständig, die nicht nach zwingendem Recht oder den Statuten der Generalversammlung zugewiesen sind.		The Board of Directors shall also decide on all matters which are not by mandatory law or by the Articles of Association reserved for decision by the Meeting of Shareholders.

Der Verwaltungsrat kann die Vorbereitung und Ausführung seiner Beschlüsse oder die Überwachung von Geschäften Ausschüssen oder einzelnen Mitgliedern zuweisen. Er hat für eine angemessene Berichterstattung an seine Mitglieder zu sorgen.

The Board of Directors may delegate the preparation and the implementation of its resolutions or the supervision of business transactions to committees or individual members. The Board of Directors shall provide for adequate reporting to its members.

Der Verwaltungsrat wahrt die Interessen der Gesellschaft in guten Treuen.		The Board of Directors attends faithfully to the Company’s interests.

Artikel 20 – Übertragung der Geschäftsführung		Article 20 – Delegation of Management

Der Verwaltungsrat kann die Geschäftsführung nach Massgabe eines Organisationsreglements ganz oder zum Teil einzelnen Mitglieder oder Dritten übertragen (Geschäftsleitung).		The Board of Directors may delegate the management of the Company in whole or in part to individual members or third parties (Executive Board) in accordance with Board Regulations.

Das Organisationsreglement ordnet die Geschäftsführung, bestimmt die hierfür erforderlichen Stellen, umschreibt deren Aufgaben und regelt insbesondere die Berichterstattung.

The Board Regulations govern the management of the Company, stipulate the positions required, define the duties associated with these positions and, in particular, determine the Company’s internal reporting.

Soweit die Geschäftsführung nicht übertragen worden ist, steht sie allen Mitgliedern des Verwaltungsrates gesamthaft zu.	To the extent management has not been delegated, it is vested jointly in the members of the Board of Directors.

Der Verwaltungsrat kann die Vertretung einem oder mehreren Mitgliedern (Delegierte) oder Dritten (Direktoren) übertragen. Mindestens ein Mitglied des Verwaltungsrates muss zur Vertretung befugt sein.	The Board of Directors may delegate the power of representation to one or several members (delegates) or third parties (executive officers). At least one member of the Board of Directors must be empowered to represent the Company.

Artikel 21 – Schadloshaltung	Article 21 – Indemnification

Soweit gesetzlich zulässig, hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrats und der Geschäftsleitung der Gesellschaft sowie deren Erben oder Rechtsnachfolger schadlos für Kosten, Ausgaben inklusive angemessener Anwaltskosten, Urteile, Bussen, Verluste, Forderungen, Schäden oder Verbindlichkeiten im Zusammenhang mit Zivil-, Straf-, Administrativ- oder Untersuchungsverfahren, welche ihnen entstehen oder entstehen können aufgrund von (i) von tatsächlichen oder behaupteten Handlungen, Zustimmungen oder Unterlassungen im Zusammenhang mit der Ausübung ihrer Pflichten oder behaupteten Pflichten, (ii) ihrer Tätigkeit als Mitglied des Verwaltungsrats oder der Geschäftsleitung, oder (iii) ihrer Tätigkeit im Auftrag der Gesellschaft als Mitglied des Verwaltungsrats oder der Geschäftsleitung, Arbeitnehmer oder Agent von anderen Unternehmen, Tochtergesellschaften, Personengesellschaften, Trusts oder anderen Gesellschaften.

To the extent permissible by law, the Company indemnifies and holds harmless each present and former member of the Board of Directors and the Executive Board of the Company as well as their heirs or legal successors against any costs or expenses including reasonable attorneys’ fees, judgements, fines, losses, claims, damages or liabilities incurred in connection with any civil, criminal, administrative or investigative action, arising out of or pertaining to (i) actual or alleged actions, approvals, or omissions in connection with the performance of their duties or alleged duties, (ii) their activities and services as a member of the Board of Directors or the Executive Board; or (iii) their activities at the request of the Company as director, officer, employee or agent of another company, subsidiary, partnership, trust or other corporation.

Diese Pflicht zur Schadloshaltung besteht nicht, soweit in einem endgültigen und rechtskräftigen Entscheid eines zuständigen Gerichts, Schiedsgerichts oder einer zuständigen Verwaltungsbehörde entschieden worden ist, dass eine der genannten Personen ihrer Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

This indemnity shall not extend to any matter in which any of the said persons is found, in a final judgment or decree of a court, arbitral tribunal or government or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of said person’s duties as a member of the Board of Directors or the Executive Board.

Die Gesellschaft schiesst aktuellen und ehemaligen Mitgliedern des Verwaltungsrates und der Geschäftsleitung die Gerichts- oder Anwaltskosten vor, die im Zusammenhang mit allfälligen in Absatz 1 genannten zivil-, straf- oder verwaltungsrechtlichen Verfahren oder Untersuchungen anfallen. Die Gesellschaft kann solche Kostenvorschüsse ablehnen oder zurückfordern, sofern ein zuständiges Gericht oder eine zuständige Verwaltungsbehörde rechtskräftig feststellt, dass das entsprechende Mitglied des Verwaltungsrates oder der Geschäftsleitung eine vorsätzliche oder grobfahrlässige Verletzung seiner Pflichten als Mitglied des Verwaltungsrats oder der Geschäftsleitung begangen hat.

The Company shall advance existing and former members of the Board of Directors and the Executive Board court costs and attorney fees in connection with potential civil, criminal, administrative or investigative proceedings and investigations as described in paragraph 1. The Company may reject or recover such advanced costs if a court or governmental or administrative authority of competent jurisdiction not subject to appeal holds that the member of the Board of Directors or the Executive Board in questions has committed an intentional or grossly negligent breach of his statutory duties as a member of the Board of Directors or the Executive Board.

Die Gesellschaft kann Haftpflichtversicherungen für die Mitglieder des Verwaltungsrates oder der Geschäftsleitung abschliessen. Die Bezahlung der Versicherungsprämien wird von der Gesellschaft oder ihren Tochtergesellschaften übernommen.

The Company may take out a directors’ and officers’ liability insurance for members of the Board of Directors and the Executive Board. The insurance premiums shall be charged to and paid by the Company or its subsidiaries.

Artikel 22 – Wahl und Zusammensetzung des Vergütungsausschusses	Article 22 – Election and Composition of the Compensation Committee

Der Vergütungsausschuss besteht aus 3 (drei) Mitgliedern des Verwaltungsrates. Der Verwaltungsrat bezeichnet den Vorsitzenden des Vergütungsausschusses.	The compensation committee shall consist of three (3) members of the Board of Directors. The Board of Directors shall appoint the chairman of the compensation committee.

Die Mitglieder des Vergütungsausschusses werden von der Generalversammlung jährlich für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung gewählt und sind wiederwählbar. Die Wahl erfolgt für jedes Mitglied des Vergütungsausschusses einzeln. Bei Vakanzen im Vergütungsausschuss, die zu einer Unterschreitung der Mindestanzahl von 3 (drei) Mitgliedern führen, ernennt der Verwaltungsrat für die verbleibende Amtsdauer die fehlenden Mitglieder aus seiner Mitte.

The members of the compensation committee shall be elected annually by the Meeting of Shareholders for a period until completion of the next annual Meeting of Shareholders and shall be eligible for re-election. Each member of the compensation committee shall be elected individually. If there are vacancies on the compensation committee and the number of members falls below the minimum of three (3), the Board of Directors shall appoint the missing member from among its members for the remaining term of office.

Der Verwaltungsrat kann im Organisationsreglement oder in einem separaten Reglement Näheres zur Organisation und Beschlussfassung des Vergütungsausschusses festlegen.	The Board of Directors may determine further details on the organization and decision-making of the compensation committee in the organizational rules or in separate regulations.

Artikel 23 – Aufgaben des Vergütungsausschusses		Article 23 – Duties of the Compensation Committee

Der Vergütungsausschuss unterstützt den Verwaltungsrat bei der Festsetzung und Überprüfung der Vergütungsprinzipien und -richtlinien, bei der Erstellung des Vergütungsberichts sowie bei der Vorbereitung der Anträge zuhanden der Generalversammlung über die Vergütung des Verwaltungsrates und der Geschäftsleitung. Er kann dem Verwaltungsrat Anträge und Empfehlungen zu weiteren Vergütungsfragen unterbreiten.

The compensation committee shall support the Board of Directors establishing and reviewing the Company’s compensation principles and guidelines, in preparing the compensation report and in preparing the proposals to the Meeting of Shareholders regarding compensation of the members of the Board of Directors and Executive Board. The compensation committee may submit proposals to the Board of Directors in other compensation related issues.

Der Verwaltungsrat kann dem Vergütungsausschuss weitere Aufgaben und Befugnisse zuweisen.		The Board of Directors may delegate further tasks and powers to the compensation committee.

C.	Revisionsstelle	C.	the Auditors

Artikel 24 – Wahl und Befugnisse		Article 24 – Election and Powers

Die Generalversammlung wählt jährlich ein staatlich beaufsichtigtes Revisionsunternehmen im Sinne des Revisionsaufsichtsgesetzes als Revisionsstelle für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich.

The Meeting of Shareholders annually elects a state-supervised auditing company within the meaning of the Audit Supervision Act as statutory auditors for a term of office of one year until completion of the next annual Meeting of Shareholders. Re-election is possible.

Die Revisionsstelle hat die ihr gesetzlich zugewiesenen Pflichten und Befugnisse.		The statutory auditors have the powers and duties assigned to them by law.

IV.	Vergütung des Verwaltungsrats und der Geschäftsleitung	IV.	Compensation of the Board of Directors and the Executive Board

Artikel 25 – Allgemeine Grundsätze zu Abstimmung über Vergütungen		Article 25 – General Principles of Resolutions on Compensations

Die Generalversammlung stimmt jährlich gesondert über die vom Verwaltungsrat unterbreiteten maximalen Gesamtbeträge der Vergütung der Mitglieder des Verwaltungsrats, der Geschäftsleitung und des Beirats für die folgende Amtsperiode beziehungsweise das folgende Geschäftsjahr ab.

On an annual basis, the Meeting of Shareholders shall resolve separately the maximum aggregate amount of compensation for the members of the Board of Directors, the Executive Board and the advisory board for the following term of office or the financial year, respectively, based on the proposal of the Board of Directors.

Die Abstimmung der Generalversammlung hat bindende Wirkung.		The vote of the Meeting of Shareholders is binding.

Lehnt die Generalversammlung einen Antrag des Verwaltungsrates ab, setzt der Verwaltungsrat den entsprechenden (maximalen) Gesamtbetrag oder (maximale) Teilbeträge unter Berücksichtigung aller relevanten Faktoren neu fest und unterbreitet den oder die so festgesetzten Beträge derselben Generalversammlung, einer nachfolgenden ausserordentlichen Generalversammlung oder der nächsten ordentlichen Generalversammlung zur Abstimmung vor.

In the event the Meeting of Shareholders does not approve a proposal of the Board of Directors, the Board of Directors shall reevaluate, taking into account all relevant factors, the respective (maximum) aggregate amount or partial (maximum) amounts, and submit the amount(s) so determined for approval by the same Meeting of Shareholders, a subsequent extraordinary Meeting of Shareholder or the next annual Meeting of Shareholders.

Wird prospektiv über variable Vergütungen abgestimmt, so muss der Generalversammlung der Vergütungsbericht zur Konsultativabstimmung vorgelegt werden.	If variable compensation is voted on prospectively, the compensation report must be submitted to the Meeting of Shareholders for an advisory vote.

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Vergütungen vor der Genehmigung durch die Generalversammlung unter Vorbehalt der nachträglichen Genehmigung durch die Generalversammlung ausrichten.

The Company or any company controlled by it may pay any compensation prior to approval by the Meeting of Shareholders subject to subsequent approval by the Meeting of Shareholders.

Artikel 26 – Vergütungen für Mitglieder der Geschäftsleitung	Article 26 – Compensation for members of the Executive Management

Die Gesellschaft oder von ihr kontrolliere Gesellschaften sind ermächtigt, jedem Mitglied, das während einer von der Generalversammlung bereits genehmigten Vergütungsperiode in die Geschäftsleitung eintritt, während der Dauer der bereits genehmigten Vergütungsperiode(n) einen Zusatzbetrag auszurichten.

The Company or any company controlled by it shall be authorized to pay to any member of the Executive Board who becomes a member during a compensation period for which the Meeting of Shareholders has already approved the compensation of members of the Executive Board a supplementary amount during the compensation period(s) already approved.

Der Zusatzbetrag darf [50]% der zuletzt von der Generalversammlung genehmigten Gesamtbeträge der fixen und variablen Vergütungen der Geschäftsleitung je Vergütungsperiode nicht übersteigen.	The supplementary amount shall not exceed 50% of the aggregate amounts of fixed and variable compensation of the Executive Board last approved by the Meeting of Shareholders per compensation period.

Der Zusatzbetrag darf nur verwendet werden, wenn der von der Generalversammlung beschlossene Gesamtbetrag der Vergütungen der Geschäftsleitung bis zur nächsten Abstimmung der Generalversammlung nicht für die Vergütungen der neuen Mitglieder ausreicht.

The additional amount may only be used if the total amount of remuneration for the Executive Board agreed by the Meeting of Shareholders is not sufficient to remunerate the new members until the next vote of the Meeting of Shareholders.

Die Generalversammlung stimmt nicht über den verwendeten Zusatzbetrag ab.	The Meeting of Shareholders does not vote on the additional amount used.

Artikel 27 – Allgemeine Vergütungsgrundsätze	Article 27– General Compensation Principles

Die Vergütung der Mitglieder des Verwaltungsrates umfasst grundsätzlich zusätzlich zu der fixen Grundentschädigung keine variable Vergütung. Zusätzlich zu einer fixen Vergütung kann den Mitgliedern der Geschäftsleitung eine variable Vergütung, die sich nach der Erreichung bestimmter Leistungsziele richtet, ausgerichtet werden.	The compensation of members of the Board of Directors shall not consist of any variable compensation, in addition to the fixed compensation. In addition to a fixed compensation, members of the Executive Board may be paid a variable compensation, depending on the achievement of certain performance criteria.

Die Leistungsziele können persönliche Ziele, Ziele der Gesellschaft oder bereichsspezifische Ziele und im Vergleich zum Markt, anderen Unternehmen oder vergleichbaren Richtgrössen berechnete Ziele umfassen, unter Berücksichtigung von Funktion und Verantwortungsstufe des Empfängers der variablen Vergütung. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legen die Gewichtung der Leistungsziele und die jeweiligen Zielwerte fest.

The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, other companies or comparable benchmarks, taking into account position and level of responsibility of the recipient of the variable compensation. The Board of Directors or, where delegated to it, the compensation committee shall determine the relative weight of the performance criteria and the respective target values.

Die Vergütung von Mitgliedern des Verwaltungsrates erfolgt grundsätzlich in Geld und/oder Aktien. Die Vergütung von Mitgliedern der Geschäftsleitung kann in Form von Geld, Aktien, Finanzinstrumenten oder Sach- oder Dienstleistung ausgerichtet werden. Der Verwaltungsrat oder, soweit an ihn delegiert, der Vergütungsausschuss legen Zuteilungs-, Ausübungs-, und Verfallsbedingungen sowie Wartefristen fest. Sie können vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie einem Kontrollwechsel oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Wartefristen oder Ausübungsbedingungen weitergelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen.

The compensation of members of the Board of Directors shall generally be paid or granted in the form of cash and/or shares. The compensation of members of the Executive Board may be paid or granted in the form of cash, shares, financial instruments, in kind, or in the form of other types of benefits. The Board of Directors or, where delegated to it, the compensation committee shall determine grant, vesting, exercise and forfeiture conditions; they may provide for continuation, acceleration, or removal of vesting and exercise conditions, for payment or grant of compensation assuming target achievement or for forfeiture in the event of pre-determined events such as a change of control or termination of an employment or mandate agreement.

Der Verwaltungsrat oder der Vergütungsausschuss kann im Rahmen eines Aktienbeteiligungsprogramms sowie eines hierzu von ihm erlassenen Reglements über die Zuteilung von Optionsrechten oder andere aktienbasierte Vergütungen an Mitglieder des Verwaltungsrates und der Geschäftsleitung grundsätzlich nach freiem Ermessen entscheiden.		The Board of Directors or the compensation committee may, based on a stock participation plan and based on the regulations issued by it, for this purpose determine at its own discretion to grant option rights or other share based compensations to members of the Board of Directors or the Executive Board.

Zuteilungen erfolgen individuell und ohne irgendwelche Ansprüche der Empfänger auf wiederkehrende Leistung zu begründen. Sie haben im Rahmen folgender Vorgaben zu erfolgen:		Grants are made individually and do not constitute any claim whatsoever by beneficiaries for recurring awards. They shall be made pursuant to the following principles:

1.	Zuteilungen sind ausschliesslich möglich an Mitglieder des Verwaltungsrates, welche noch im Amt sind, oder an Mitglieder der Geschäftsleitung in ungekündigtem Arbeitsverhältnis und nach Ablauf der Probezeit;	1.	grants are awarded only to members of the Board of Directors whose term has not expired or to members of the Executive Board in a non-terminated employment agreement and after conclusion of the probation period;

2.	der Ausgabepreis oder die Regeln zu seiner Bestimmung werden festgelegt, wobei Zuteilungen auch gratis erfolgen können;	2.	the issue price or the principles for the determination of the issue price shall be set out, whereby grants may be made free of charge;

3.	der Ausübungspreis entspricht mindestens dem Nennwert der zugrundeliegenden Aktien;	3.	the exercise price shall at least be equal to the nominal value of underlying shares;

4.	nach Ablauf der Wartefrist können Optionsrechte bis längstens 10 Jahre ab Zuteilung ausgeübt werden; nicht ausgeübte Optionsrechte verfallen ersatzlos.	4.	vested option rights shall be exercised within a maximum of 10 years after the grant date; unexercised option rights shall lapse without compensation.

Der Verwaltungsrat oder der Vergütungsausschuss bestimmt die Bedingungen und Voraussetzungen, einschliesslich einer allfälligen Beschleunigung, Verkürzung oder Aufhebung der Sperrfrist im Fall bestimmter Ereignisse wie einem Kontrollwechsel sowie allfällige Rückforderungsmechanismen.

The Board of Directors or the compensation committee shall determine more detailed term and requirements, including any acceleration, curtailing or waiving of the vesting period in specific circumstances such as change of control, as well as any claw-back provisions.

Die Vergütung kann durch die Gesellschaft oder durch die von ihr kontrollierten Gesellschaften ausgerichtet werden.		Compensation may be paid by the Company or companies controlled by it.

Artikel 28 – Verträge über die Vergütungen		Article 28 – Agreements regarding Compensations

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Verträge über deren Vergütung abschliessen. Die Dauer der Verträge darf die Amtszeit nicht überschreiten Das Gleiche gilt für den Beirat.

The Company or companies controlled by it may enter into agreements for a fixed term or for an indefinite term with the members of the Board of Directors relating to their compensation. The duration of the contracts may not exceed the term of office. The same applies to members of the advisory board.

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge abschliessen. Befristete Arbeitsverträge haben eine Höchstdauer von einem Jahr. Eine Erneuerung ist zulässig. Unbefristete Arbeitsverträge haben eine Kündigungsfrist von maximal [12] Monaten.

The Company or companies controlled by it may enter into employment agreements with members of the Executive Board for a fixed term or for an indefinite term. Employment agreements for a fixed term may have a maximum duration of 1 year. Renewal is possible. Employment agreements for an indefinite term may have a termination notice period of not more than 12 months.

Mitglieder der Geschäftsleitung, die einer Kündigungsfrist unterliegen, können von ihrer Arbeitspflicht befreit werden. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Aufhebungsvereinbarungen abschliessen.		Members of Executive Board who are subject to a termination notice may be released from their obligation of work. The Company or companies controlled by it may enter into termination agreements.

Die Gesellschaft oder von ihr kontrollierte Gesellschaften können Konkurrenzverbote für die Zeit nach Beendigung eines Arbeitsvertrags für eine Dauer von bis zu einem Jahr vereinbaren. Ein solches Konkurrenzverbot wird grundsätzlich nicht abgegolten. Im Abgeltungsfall darf die Entschädigung den Durchschnitt der Vergütungen der letzten drei Geschäftsjahre nicht übersteigen.

The Company or companies controlled by it may enter into non-compete agreements for the time after termination of the employment agreement for a duration of up to one year. Such non-compete agreement shall not be compensated in principle. In the event of a settlement, the compensation may not exceed the average of the compensation paid in the last three financial years.

Artikel 29 – Darlehen und Kredite			Article 29 – Loans and Credits

An Mitgliedern des Verwaltungsrates oder der Geschäftsleitung dürfen keine Darlehen, Kredite oder Sicherheiten gewährt werden.			Members of the Board of Directors or of the Executive Board may not be granted any loans, credits or securities.

V.	Mandate ausserhalb der Gesellschaft		V.	Mandates outside the Company

Artikel 30 – Mandate ausserhalb der Gesellschaft			Article 30 – Mandates outside the Company

Mitglieder des Verwaltungsrates dürfen nicht mehr als fünf zusätzliche Mandate in börsenkotierten Gesellschaften und fünf zusätzliche Mandate in nicht-börsenkotierten Gesellschaften wahrnehmen. Das gleiche gilt für den Beirat.

Members of the Board of Directors may not hold more than five additional mandates in listed companies and five additional mandates in non-listed companies. The same applies to the members of the advisory board.

Mitglieder der Geschäftsleitung dürfen nicht mehr als drei zusätzliche Mandate in börsenkotierten Gesellschaften und fünf zusätzliche Mandate in nicht-börsenkotierten Gesellschaften wahrnehmen.			Members of the Executive Board may not hold more than three additional mandates in listed companies and five additional mandates in non-listed companies.

Nicht unter diese Beschränkungen fallen Mandate:			The following mandates are not subject to these limitations:

	1.	in Gesellschaften, welche zur selben Gruppe wie die Gesellschaft gehören;		1.	in companies belonging to the same group as the Company;

	2.	in Vereinen, gemeinnützigen Organisationen, Stiftungen, Trusts sowie Personalfürsorgestiftungen; kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf mehr als fünf solche Mandate wahrnehmen.		2.	in associations, charitable organizations, foundations, trusts, and employee welfare foundations; no member of the Board of Directors or the Executive Board may have more than five such mandates.

VI.	Rechnungsabschluss und Gewinnverteilung		VI.	Closing of accounts and Distribution of profit

Artikel 31 – Geschäftsjahr und Rechnungslegung			Article 31 – Business Year and Financial Accounting

Der Verwaltungsrat legt das Geschäftsjahr fest.			The Board of Directors shall determine the business year of the Company.

Die Rechnungslegung erfolgt nach Massgabe der anwendbaren gesetzlichen Vorschriften und Rechnungslegungsstandards.			The financial accounting shall be in accordance with applicable statutory law and accounting standards.

Artikel 32 – Gewinnverwendung		Article 32 – Allocation of Profit

Über die Verwendung des Bilanzgewinns beschliesst die Generalversammlung im Rahmen der gesetzlichen Bestimmungen (insbesondere Art. 671 ff. OR) nach freiem Ermessen.		The Meeting of Shareholders resolves on the allocation of the balance sheet profit at its sole discretion in accordance with statutory law (in particular art. 671 et seq. CO).

Artikel 33 – Auflösung und Liquidation		Article 33 – Dissolution and Liquidation

Wird die Gesellschaft aufgelöst, so führt der Verwaltungsrat die Liquidation durch, sofern die Generalversammlung nicht etwas anderes beschliesst.		If the Company is dissolved, the Board of Directors carries out the liquidation, unless determined otherwise by the Meeting of Shareholders.

VII.	BENACHRICHTIGUNG	VII.	notification

Artikel 34 – Mitteilungen und Bekanntmachungen		Article 34 – Communications and Notifications

Mitteilungen der Gesellschaft an die Aktionäre erfolgen per Brief oder E-Mail an die im Aktienbuch aufgeführten Adressen oder mittels Publikation im Schweizerischen Handelsamtsblatt (SHAB).		Notifications by the Company to shareholders shall be made by letter or e-mail to the addresses entered in the share register or via publication in the Swiss Official Gazette of Commerce (SHAB).

Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt (SHAB).		Formal publications of the Company shall be made in the Swiss Official Gazette of Commerce (SHAB).

Ausschliesslich die deutsche Fassung dieser Statuten ist rechtsverbindlich. Die englische Übersetzung dieser Statuten hat keinerlei Rechtswirkungen und kann nicht zur Auslegung des deutschen Textes herangezogen werden.		Solely the German version of these Articles of Association shall be legally binding. The English translation shall have no legal effects and may not be used for the interpretation of the German wording.

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Zürich, 24. Juli 2026		Zurich, 24 July 2026